Exhibit 1
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FOR IMMEDIATE RELEASE                                            28 January 2009


                                 WPP PLC ("WPP")

                   WPP acquires 20% of Smart Media in Vietnam


WPP announces that it has agreed to subscribe for a 20% stake in Smart Media Joint Stock Company ("SMJ"), a marketing and communications company in Vietnam, subject to regulatory approvals. SMJ was established in February 2008 by its founding shareholders (who include Vietnam Post and Telecommunications Group, Vietnam Mobile Telecom Services Company and Vietnam Television Station) to provide a broad range of marketing, communications and multimedia services in Vietnam with a focus on advertising, TV production, internet and mobile services, and digital content.

SMJ has operations in Hanoi and Ho Chi Minh City and employs 30 people. SMJ's key clients include Mobifone, Vietnam Mobile, Vinaphone, VNPost and VNPT.

SMJ's revenues for the eight month period ended 31 December 2008 were approx. VND 6,358 million, with gross assets at the same date of approx. VND 88,788 million.


This investment continues WPP's strategy of investing in early stage ventures in fast growing markets and sectors. Vietnam, where WPP has been operational through its companies for more than 10 years, is one of the fastest growing markets in the world, identified by Goldman Sachs as one of the Next 11 world economies to watch. It has a population of 86 million and GDP growth rate of 6.2%. In 2008, WPP's media management division, GroupM, took stakes in three subsidiaries of the DacvietVAC Group Holdings in Vietnam. Other WPP companies operating in Vietnam include Bates 141 and Ogilvy.

Contact:
Feona McEwan, WPP
www.wpp.com                                                T.+44 (0)20 7408 2204
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